

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



January 12, 2005

Richard L. Harden
Hunton & Williams LLP
200 Park Avenue
New York, NY 10166-0136

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2005

Re: DTE Energy Company
Incoming letter dated December 17, 2004

Dear Mr. Harden:

This is in response to your letter dated December 17, 2004 concerning the shareholder proposal submitted to DTE by James Salvaterra. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James Salvaterra
7330 Gates
Romeo, MI 48065

936340



HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

RICHARD L. HARDEN
DIRECT DIAL: 212-309-1246
EMAIL: rharden@hunton.com

December 17, 2004

FILE NO: 55788.2

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: DTE Energy Shareholder Proposal Submitted by James Salvaterra

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and as counsel to DTE Energy Company, a Michigan corporation (the "**Company**"), we request confirmation that the staff of the Division of Corporation Finance (the "**Division**") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2005 Annual Meeting of Shareholders (the "**2005 Annual Meeting**") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

On November 11, 2004, the Company received a proposal dated November 9, 2004 (the "**Proposal**") from James Salvaterra (the "**Proponent**"), for inclusion in the proxy materials for the 2005 Annual Meeting. The 2005 Annual Meeting is scheduled to be held on April 28, 2005. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "**Commission**") on or about March 16, 2005 and to commence mailing those materials to its shareholders on or about such date.

Pursuant to Rule 14a-8(j)(2) promulgated under the Exchange Act, enclosed are six copies of:

1. the Proposal (attached as **Exhibit A**); and

2. this letter, which includes an explanation of why the Company believes that it may exclude the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2005 Annual Meeting.



SUMMARY OF THE PROPOSAL

The Proposal urges "the Board of Directors to amend the Company's bylaws to require that an independent director—as defined by the rules of the New York Stock Exchange ('NYSE')—who has not served as an officer of the Company be its chairman of the Board of Directors."

BASIS FOR EXCLUSION OF THE PROPOSAL

The Company believes that it may exclude the Proposal on both procedural and substantive grounds. Procedurally, the Company believes that the Proposal may be omitted from the its proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f) under the Exchange Act because the Proponent failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14-8(b), within the 14-day time frame set by Rule 14a-8(f). Substantively, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because it is beyond the power of the Company to implement.

1. ***The Proposal may be omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide evidence of his ownership in the Company's securities.***

Rule 14a-8(b) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. Rule 14a-8(f) provides that a company may exclude a proposal if the proponent fails to provide evidence that the proponent satisfies the requirements of Rule 14a-8(b), so long as the company timely notifies the proponent of the deficiency within 14 calendar days of receiving the proposal and the proponent fails to correct such deficiency within 14 calendar days of receipt of a deficiency notice. The Division has stated that the shareholder is responsible for proving his or her eligibility to submit a proposal to a company and "must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." See *Staff Legal Bulletin 14* (July 13, 2001) (emphasis in original).

In the Proponent's submission, he indicated that he was the owner of "over 100" shares of the Company's common stock. However, the submission did not include and was not accompanied by any evidence of the Proponent's share ownership as required under Rule 14a-8(b) and none has subsequently been provided. As noted above, the Proposal was dated November 9, 2004 and the Proposal was received and date stamped by the Company on November 11, 2004. After reviewing its corporate books and records, the Company determined that the Proponent was not a record holder of the Company's common stock.

Within 14 days of the Company's November 11, 2004 receipt of the Proposal, the Company, by letter dated November 22, 2004 (the "**Request Letter**") (a copy is attached as **Exhibit B**), informed the Proponent of the requirements of Rule 14a-8(b). The Request Letter included a copy of Rule 14a-8 and specifically directed the Proponent to the procedural requirements set forth in the Rule. In the Request Letter, the Company clearly notified the Proponent that his response, including supporting documentary information, had to be post marked or transmitted electronically to the within 14 calendar days after receipt of the Request Letter. The Request Letter clearly, and in a detailed manner, explained the information that was required from the Proponent to satisfy Rule 14a-8(b). In addition, the Request Letter follows the guidance provided in Question C of *Staff Legal Bulletin 14B* (September 15, 2004). As of the date hereof, the Proponent has not submitted all of the required information.

The Request Letter was sent to the Proponent (i) by Federal Express Overnight, signature receipt required (the "**FedEx Letter**"), and (ii) by United States Postal Service Overnight with no signature required (the "**USPS Letter**"). The FedEx Letter was received by the Proponent on November 29, 2004. Evidence of such receipt is attached hereto as **Exhibit C**. The USPS Letter was delivered to the Proponent's residence on November 24, 2004. Evidence of such delivery is attached hereto as **Exhibit D**. By electronic mail dated November 29, 2004 (attached hereto as **Exhibit E**) (the "**Email**"), the Proponent indicated that he was out of town and had not received the Request Letter until November 29, 2004. In the Email, the Proponent indicated that he intended to provide the requested ownership information and represented that he intended to hold his shares of common stock through the date of the 2005 Annual Meeting. In addition, the Proponent stated his understanding that he had "14 days from the day [he] received the notification to provide the necessary documentation."

The Division has consistently taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1). See *Agilent Technologies* (November 9, 2004) and *Lucent Technologies, Inc.* (October 29, 2004). Under Rule 14a-8, the burden of establishing proof of beneficial stock ownership is on the Proponent, and, here, the Proponent has failed to meet that burden. The Company clearly advised the Proponent on a timely basis of the need for him to provide proof of his ownership and the 14-day time period in which he had to respond. The Proponent did not comply with the request by providing documentary evidence of his ownership. Accordingly, the Proposal may be omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f).

2. ***The Proposal may be omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.***

The Company believes that it may properly omit the Proposal from the proxy materials for its 2005 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the Chairman of the Board of Directors be an "independent director," as defined by the New York Stock Exchange (the "**NYSE**") rules, who has not served as an officer of the Company. As further described below, the Company does not have the power or authority to implement the Proposal because it cannot ensure that: (i) shareholders will elect a sufficient number of independent directors to appropriately fill the position of Chairman and positions on the Audit Committee, Organization and Compensation Committee, and the Corporate Governance Committee, which are required by the NYSE to be completely independent; (ii) if elected by shareholders, one of such independent directors would be qualified and willing to serve as Chairman of the Board of Directors; and (iii) the Company's Board of Directors would determine to elect one of such independent directors as Chairman of the Board of Directors. Finally, even if (i) a sufficient number of independent directors were elected by shareholders, (ii) one of such independent directors was elected as by the members of the Company's Board of Directors to serve as the Chairman of the Board, and (iii) that director was qualified and willing to so serve, there is no way for the Company to ensure that this Chairman could maintain his/her independent status at all times.

The Company is a Michigan corporation and is subject to the Michigan Business Corporation Act (the "**MBCA**"). Pursuant to Section 505 of the MBCA, the Company's directors shall be elected by its shareholders. Although vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately, only the Company's shareholders have the power to determine who will serve as a director of the Company.

In addition, pursuant to Article II, Section 7 of the Company's Bylaws, the Chairman of the Board is elected annually by the members of the Board of Directors. As part of the process of electing its Chairman, the Board of Directors considers numerous factors in addition to independent status, including judgment, experience, understanding of the Company or related industries and other qualities considered for all directors generally. Accordingly, the mere fact that a director is independent under NYSE rules, cannot ensure his/her election to Chairman of the Board by the Board of Directors. In addition, given recent legislation, the current regulatory environment, and increased exposure to personal and professional liability, the Company cannot ensure that any director, independent or otherwise, would consent to serve as the Company's Chairman of the Board. Finally, there is no way for the Company to ensure that any person complying with the Proposal could maintain his/her independent status at all times and the Proposal does not provide a mechanism to cure a violation of the independence standard.

In a long line of no-action letters, the Division has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board. Such proposals are excludable under long-standing Division interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. In *SouthTrust Corporation* (January 16, 2004), *Wachovia Corporation* (February 24, 2004), *AmSouth Bancorporation* (February 24, 2004), and *Bank of America Corporation* (February 24, 2004), the Division concurred that a proposal recommending that "the Board of Directors amend the bylaws to separate the roles of Chairman of the Board and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors" could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement. In concurring with the company's argument in each of the *SouthTrust, Wachovia, AmSouth* and *Bank of America* letters, the Division noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." The Proposal is, in all substantive respects, identical to the proposals that were at issue in the *SouthTrust, Wachovia, AmSouth* and *Bank of America* no-action letters.

More recently, in *Cintas Corporation* (August 27, 2004), the Division concurred that a proposal requesting the board "adopt a policy that the Chair of the Board will be an independent director who has not previously served as an executive officer" could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement. The Division noted that the board of directors lacked the power to ensure that the chairman could retain his independence at all times and the lack of a means to cure any non-compliance with the independence requirement. In *H.J. Heinz Company* (June 14, 2004), the Division concurred that a proposal urging the "Board of Directors to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board" could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement. The Proposal is, in all substantive respects, identical to the proposals that were at issue in the *Cintas* and *H.J. Heinz* no-action letters.

Accordingly, based on the foregoing and in view of the consistent position of the Division on prior proposals relating to substantially similar issues, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(6).

HUNTON & WILLIAMS

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2005 Annual Meeting. Based on the Company's timetable for the 2005 Annual Meeting, a response from the Division by January 25, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-309-1246 or, in his absence, Andrew A. Gerber at 704-378-4718.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Richard L. Harden

cc: James Salvaterra



Acknowledgement of receipt

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

November 9, 2004

Ms. Susan M. Beale
Vice President & Corporate Secretary
DTE Energy Company
2000 Second Avenue
Detroit, MI 48226-1279

Dear Ms Beale:

Shareholder Proposal:

I (am an owner of over 100 shares of common stock), namely, James Salvaterra, formally request that the DTE Energy Company be directed to amend the Company bylaws to provide that an independent director serve as the Chairman of the DTE Energy Company Board of Directors.

Resolved: The shareholders of DTE ("Company") urge the Board of Directors to amend the Company's bylaws to require that an independent director — as defined by the rules of the New York Stock Exchange ("NYSE") — who has not served as an officer of the Company be its chairman of the Board of Directors.

Shareholder's Supporting Statement

Merrill Lynch chief U.S. market strategist Richard Bernstein's recent research based on the 100 largest stocks in the S&P 500 indexed on market capitalization from 1994 through the second quarter of this year noted that the split "shares" (companies having separate CEO and Chairman) have done better overall. There were times when their returns were significantly superior, according to the research of Merrill's Bernstein.

This recent research coupled with the recent wave of corporate scandals at such companies as Enron, Tyco, and WorldCom has resulted in renewed emphasis on the importance of independent directors. For example, the NYSE and the NASDAQ have proposed new rules that require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, Tyco and WorldCom. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. Obviously, no matter how many independent directors there are on the board, that board is less likely to protect shareholders interests by providing independent oversight of the officers if the Chairman of that Board is also the CEO, former CEO or some other officer of the company.

The Board of our Company is respectfully urged to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman who is not the CEO or a former CEO of the company.

Although this change would be dramatic, it would hardly be radical. In 1996 a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises".

I appreciate your cooperation in this matter being brought for consideration at the 2005 annual meeting. Thank you.

Sincerely,



James Salvaterra
7330 Gates
Romeo, MI 48065

Exhibit B

DTE Energy Company
2000 2nd Ave , Detroit, MI 48226-1279
Tel: 313 235 4000

DTE Energy



November 22, 2004

Mr. James Salvaterra
7330 Gates
Romeo, Michigan 48065

VIA OVERNIGHT DELIVERY

Re: Your Letter Dated November 9, 2004

Dear Mr. Salvaterra:

I am responding to your letter dated November 9, 2004, suggesting an amendment to our bylaws requiring that the DTE Energy Company, Inc. ("DTE") Chairman of the Board of Directors be an independent director who has not served as an officer.

Although your letter did not make a specific request, I assume you are requesting that DTE include your proposed resolution and supporting statement in the DTE Proxy Statement for the next annual meeting of shareholders and to identify your proposal in the form of Proxy for that meeting pursuant to Securities and Exchange Commission Rule 14a-8. Please advise us if that was not your intention.

Under Rule 14a-8, in order for a shareholder proposal to be included in the DTE Proxy Statement and proxy card, you must meet certain eligibility and procedural requirements. DTE is permitted to exclude your shareholder proposal if you have not followed all of the requirements explained in answers to Questions 1 through 4 of Rule 14a-8, but only after notifying you of the problems and you have failed adequately to correct them. Enclosed is a copy of Rule 14a-8 for your information and reference.

Upon review of your November 9, 2004 letter, the following are eligibility and procedural deficiencies that must be cured in order to further consider your proposal for inclusion in the Proxy Statement:

1. In order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of DTE common stock for at least one year by the date you submit the proposal. We have reviewed our

corporate records and have determined that you are not a registered shareholder, as your name does not appear in the Company's records. Since you are not a registered shareholder, Rule 14a-8 requires that at the time you submit your proposal, you must prove your eligibility to DTE in one of the two ways specified in paragraph (b)(2) of the Rule. Specifically:

- Provide DTE with a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year; or
- Provide DTE with a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility begins.

Based on the above, we require that you provide us verification of your eligibility to submit a shareholder proposal under Rule 14a8.

2. In order to be eligible to submit a proposal, Rule 14a-8 requires that you provide DTE with your written statement that you intend to continue ownership of the shares through the date of our annual meeting.

Based on our review of your letter, you have not provided the statement that is required under Rule 14a8, and we require that you provide us this statement.

Your response to this letter must be postmarked, or transmitted electronically, no later than 14 days after the date you receive this letter. If we do not receive a response from you within that period, or if you respond in a timely manner but have not cured the defects described above, we may exclude your proposal from the proxy materials.

In the interim, I would like to point out that DTE has taken numerous steps over the past years to enhance its corporate governance standards, even before the Sarbanes-Oxley Act and amendment of the New York Stock Exchange Listing Standards.

A recent change that may be of particular interest to you is that our Bylaws and Board policies provide an opportunity for the Board of Directors to select a Chairman and a Chief Executive Officer, and at the time of selection, determine whether one or two persons will hold these positions. In the event the Board elects one person to hold both positions, the Board may select a Presiding Director, who will perform certain duties which are listed in the Board's Mission and Guidelines. This past April, the Board appointed one of our independent directors, Mr. Allan D. Gilmour, as the Presiding Director.

I have attached a copy of the DTE Board of Directors Mission and Guidelines and highlighted the areas that may address those concerns that are the subject of your resolution. Additionally, I invite you to take a look at our expanded governance website at:

http://www.dteenergy.com/about/corporate/corporateGovernance/.

Thank you for your interest in the management of DTE.

Very truly yours,



Susan M. Beale
Vice President and Corporate Secretary

SMB/CG/ns

Enclosures

Shareholder Proposals

Reg. §240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or

analogous governing body;

(9) *Conflicts with company's proposal* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit C

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Tracking number	790345479120	**Delivery location**	CLINTON TOWNSHIP, MI
Signed for by	J. SALVATERRS		
Ship date	Nov 22, 2004	**Delivered to**	FedEx Location
Delivery date	Nov 29, 2004 1:58 PM	**Service type**	Priority Envelope
		Weight	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Nov 29, 2004	1:58 PM	**Delivered**	CLINTON TOWNSHIP, MI	
Nov 27, 2004	8:03 AM	At local FedEx facility	CLINTON TOWNSHIP, MI	
Nov 26, 2004	11:10 AM	Delivery exception	CLINTON TOWNSHIP, MI	Customer not available or business closed
	8:27 AM	On FedEx vehicle for delivery	CLINTON TOWNSHIP, MI	
Nov 24, 2004	5:33 PM	At local FedEx facility	CLINTON TOWNSHIP, MI	
	1:34 PM	Delivery exception	CLINTON TOWNSHIP, MI	Customer not available or business closed
	9:02 AM	On FedEx vehicle for delivery	CLINTON TOWNSHIP, MI	
Nov 23, 2004	5:13 PM	At local FedEx facility	CLINTON TOWNSHIP, MI	
	11:04 AM	Delivery exception	CLINTON TOWNSHIP, MI	Customer not available or business closed
	8:50 AM	On FedEx vehicle for delivery	CLINTON TOWNSHIP, MI	
	7:17 AM	At local FedEx facility	CLINTON TOWNSHIP, MI	
Nov 22, 2004	9:54 PM	At dest sort facility	ROMULUS, MI	
	9:47 PM	Left origin	DETROIT, MI	
	6:52 PM	Picked up	DETROIT, MI	
	3:26 PM	Package data transmitted to FedEx; package not in FedEx possession		

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Your Shipment Details:

Ship to:	James Salvatërra 7330 Gates Romeo, MI 48065 US 586-752-2964	**Package Type:** **Pickup/Drop Off:** **Weight:** **Dimensions:** **Declared Value:**	FedEx Envelope give to scheduled courier at my location 1 LBS 0 x 0 x 0 0 USD
From:	Nancy Steck DTE ENERGY 2000 SECOND AVENUE 2419 WCB DETROIT, MI 48226 US 3132358127	**Shipper Account Number:** **Bill Shipment To:** **Courtesy Rate Quote** **Discounted variable %** **Special Services:** **Shipment Type:**	248502207 48225268 *0 0 0.00 Signature Required Residential Delivery Express
Tracking no:	790345479120		
Ship date:	Nov 22 2004		
Service Type:	Priority Overnight		

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*The courtesy rate shown here may be different than the actual charges for your shipment. Differences may occur based on actual weight, dimensions, and other factors. Consult the applicable FedEx Service Guide or the FedEx Rate Sheets for details on how shipping charges are calculated.

FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery, misdelivery, or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim. Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental, consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss. Maximum for items of extraordinary value is $500, e g., jewelry, precious metals, negotiable instruments and other items listed in our Service Guide. Written claims must be filed within strict time limits; Consult the applicable FedEx Service Guide for details.

Exhibit D



EXPRESS MAIL

UNITED STATES POSTAL SERVICE®

Customer Copy
Label 11-B, March 2004

Post Office To Addressee



ED 500634466 US

ORIGIN (POSTAL SERVICE USE ONLY)

PO ZIP Code	Day of Delivery	Postage	
48239	[x] Next [ ] 2nd [ ] 2nd Del. Day	$ 13.65	
Date Accepted: 11-23-04 (Mo. Day Year)	Scheduled Date of Delivery: 11 (Month) 24 (Day)	Return Receipt Fee: $	
Time Accepted: 4:47 [ ] AM [x] PM	Scheduled Time of Delivery: [x] Noon [ ] 3 PM	COD Fee: $	Insurance Fee: $
	Military: [ ] 2nd Day [ ] 3rd Day	Total Postage & Fees: $ 13.65	
Flat Rate [ ] or Weight: 4.1 lbs. ozs.	Int'l Alpha Country Code	Acceptance Emp. Initials: C.G	

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time	Employee Signature
Mo. Day	[ ] AM [ ] PM	
Delivery Attempt	Time	Employee Signature
Mo. Day	[ ] AM [ ] PM	
Delivery Date	Time	Employee Signature
Mo. Day	[ ] AM [ ] PM	

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or Postal Service Acct. No.

[x] **WAIVER OF SIGNATURE** *(Domestic Mail Only)*
Additional merchandise insurance is void if customer requests waiver of signature.
I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

[signature]
Mailer Signature

NO DELIVERY
[ ] Weekend [ ] Holiday

FROM: (PLEASE PRINT) PHONE 313 235-7055
DTE Energy Company
2000 Second Avenue
Detroit, Michigan 48226

TO: (PLEASE PRINT) PHONE ( )
James Salvaterra
7330 Gates
Romeo, Michigan 48065

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)
[ ][ ][ ][ ][ ] + [ ][ ][ ][ ]

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.

FOR PICKUP OR TRACKING
Visit **www.usps.com**
Call 1-800-222-1811

EMS


UNITED STATES
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Exhibit E

----- Forwarded by Susan M Beale/dteenergy on 11/29/2004 02:23 PM -----

James Salvaterra <jlsalvaterra@yahoo.com>	To bealesm@dteenergy.com
	cc
11/29/2004 12:25 PM	Subject Fwd: Shareholder Proposal

Forwarding the message with the wrong e-mail address

James Salvaterra <jlsalvaterra@yahoo.com> wrote:
Date: Mon, 29 Nov 2004 07:56:57 -0800 (PST)
From: James Salvaterra
Subject: Shareholder Proposal
To: beales@dteenergy.com

Ms. Beale:

I am notifying you that as of yesterday, I received your letter dated November 22, 2004. In that letter you indicated I did not meet the requirement of Rule 14a-8 of the Securities and Exchange Commission, namely I must provide proof of ownership of at least $2,000.00 of DTE Stock. I have 14 days from the day I received the notification to provide the necessary documentation.

I expect the 14 days to start today, since I was out of town from November 19, 2004 thru November 28, 2004. I have made a request from Fidelity to provide the proof you require for the stock ownership. I was told I should hear from them within 7-10 days. I asked for them to expedite the request because of the time constraints. My request would be flagged for faster handling.

I am requesting that DTE include my proposed resolution and supporting statement in the DTE Proxy Statement for the next annual meeting of shareholders, and to identify my proposal in the form of Proxy for that meeting pursuant to Securities and Exchange Commission Rule 14a-8. The last hurdle requires that I provide DTE with my written statement that I intend to continue ownership of the shares through the date of the annual meeting.

DTE has my assurance that I intend to continue ownership of my shares of DTE through the date of the annual meeting.

Hopefully, this e-mail will satisfy most of DTE's concerns. The only thing I need to do is to provide proof of ownership of the shares, which will be forthcoming in a seperate letter.

Sincerely,

James L. Salvaterra

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DTE Energy Company
Incoming letter dated December 17, 2004

The proposal relates to independent directors.

There appears to be some basis for your view that DTE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of DTE's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if DTE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which DTE relies.

Sincerely,



Robyn Manos
Special Counsel